FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

	THE "SHELL" TRANSPORT AND TRADING COMPANY, P.L.C. POLL RESULTS FOR ANNUAL GENERAL MEETING - 23RD APRIL 2003

No.	RESOLUTION	FOR		AGAINST		RESULT
		Votes	%	Votes	%

1	Approval of Report & Accounts	1,263,942,754	99.96	468,705	0.04	PASSED
2	Approval of Final Dividend	1,265,467,227	99.99	143,909	0.01	PASSED
3	Re-election of Sir Philip Watts	1,178,111,596	94.30	71,277,327	5.70	PASSED
4	Re-election of P D Skinner	1,262,239,727	99.75	3,160,405	0.25	PASSED
5	Re-election of T Alireza	1,239,876,053	99.67	4,117,837	0.33	PASSED
6	Re-election of Sir Mark Moody-Stuart	1,148,287,106	98.33	19,535,363	1.67	PASSED
7	Election of Sir Peter Burt	1,263,595,177	99.86	1,763,169	0.14	PASSED
8	Election of Sir John Kerr	1,251,231,840	99.83	2,161,514	0.17	PASSED
9	Election of Ms Judith Boynton	1,209,193,649	95.56	56,166,545	4.44	PASSED
10	Reappointment of Auditors	1,232,166,305	97.36	33,360,042	2.64	PASSED
11	Approval of Auditors' Remuneration	1,260,086,409	99.56	5,629,789	0.44	PASSED
12	Renewal of Buyback Authority (Special Resolution)	1,259,501,842	99.40	7,610,718	0.60	PASSED
13	Approval of Remuneration Report	888,543,162	76.94	266,376,978	23.06	PASSED
14	Approval of Long Term Incentive Plan	1,053,552,702	92.12	90,145,185	7.88	PASSED

_____________________________________________________
Chairman - 23rd April 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: April 25, 2003